Exhibit 99.2

Management’s Discussion and Analysis

For the Third Quarter of 2012

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The following management’s discussion and analysis ("MD&A"), which is dated as of November 14, 2012, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and nine-month periods ended September 30, 2012 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine-month periods ended September 30, 2012 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2011. All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 26, 2012, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENT

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineral resources, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration, development and mining industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

GENERAL

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, where the Company recently declared commercial production, and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company is also performing exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling gold ounces.

Led by a proven management team with extensive gold and African experience, Banro's plans include the continued construction of its second gold mine at Namoya, at the south end of the gold belt, as well as the evaluation of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limit the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

HIGHLIGHTS

(i) Financial

•	On March 2, 2012, the Company announced the closing of a $175,000 debt financing. This debt offering (the “Offering”) by the Company of 175 units consisted of $175,000 aggregate principal amount of senior secured notes (the “Notes”) and 8,400 warrants (the “Warrants”) to purchase an aggregate of 8,400 common shares of the Company. Each Warrant entitles the holder to purchase one common share of the Company at a price of $6.65 for a period of 5 years. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date was September 1, 2012 and consisted of interest accrued from and including March 2, 2012 until September 1, 2012. The net proceeds from the Offering will be used for the development of the Company’s Namoya project and general corporate purposes, and were used for the repayment of the Line of Credit (see “Liquidity and Capital Resources” below).

(ii) Operational

•	Commercial production at Twangiza was declared effective September 1, 2012.
•	During the nine-month period ended September 30, 2012, Twangiza produced 48,603 ounces of gold.
•	During the nine-month period ended September 30, 2012, a total of 46,276 ounces of gold were sold for gross proceeds of $76,804.
•	Mill 1 at Twangiza has experienced a lower than forecast availability owing to mill motor failures which in turn have resulted in lower than anticipated gold production to date at Twangiza. However, this problem has now been rectified and both mills at Twangiza are operating normally.

(iii) Construction, Development & Exploration

(a) Namoya

•	In January 2012, the Company released an updated economic assessment for Namoya.

•	With the considerable progress being made on access roads to the site, earthworks equipment and other materials have been arriving at a steady pace allowing for the ramp up of development and construction during the dry season.

•	In addition to the development of the mine, the Company has intensified its exploration drilling program at Namoya and it is expected that additional drilling results will be released shortly.

(b) Lugushwa

•	An updated resource modelling based on all data sets collected is expected to be finalized and published shortly.

•	The Company’s exploration program at Lugushwa is currently focused on new target areas prior to the commencement of the planned preliminary economic assessment.

(c) Kamituga

•	The drilling program of Kamituga, which commenced in the first quarter of 2012, continued into the third quarter of 2012, and involved both reverse circulation (RC), and diamond drilling with continued focus on the Kibukila prospect. The results of this exploration work are expected to be published shortly.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

TWANGIZA MINE

Effective September 1, 2012, commercial production was declared at the Twangiza Gold Mine. This decision was made despite plant throughputs and recoveries being below design for the eight month period ending August 31, 2012, as a result of excessive vibration encountered with Mill 1 (previously referred to as the No. 1 Ball Mill) motor and due to CIL tank residence times being lower than ideal. However, once Mill 1 was brought back into service, and the secondary and tertiary crushing circuits were re-commissioned, throughputs in excess of design have been observed although recoveries have remained below design due to deficient residence capacity. Management considered several factors in determining commencement of commercial production, including the productive capacity of the mill, substantive completion of the construction, and when it would be ready for its intended use.

For the nine month period ended September 30, 2012, mill throughputs were 74% of the 1.3Mtpa design capacity although, in September and following Mill 1 being brought back into service, average mill throughput was improved to 85% of design capacity. Recoveries during the period were at 81.5% and a total of 48,603 ounces of gold was produced.

Nine months ended September 30, 2012
Tonnes mined	2,007,121
Tonnes milled	722,080
Gold grade (grams/tonne)	2.80
Mill recoveries (%)	81.5%
Gold production (ounces)	48,603
Pre-production gold sold (ounces)	41,153
Commercial production gold sold (ounces)	5,123
Gold price realized per ounce sold ($)	1,660

During the final quarter of 2012, work towards the upgrading of the metallurgical plant will commence aimed at improving plant availability, increasing plant throughputs, and improving recoveries to approximately 90%. This will essentially entail replacing the existing primary crusher, the building of four new CIL tanks to increase residence time, and the construction of a second elution circuit and gold room, all of which are expected to be completed by late 2013. It is currently estimated that the capital cost of this plant improvement will be approximately $12 to $15 million.

During the nine month period ended September 30, 2012 and subsequently up to the date of this report, the following progress was made in the key areas indicated below with respect to activities at the Twangiza Gold Mine:

•	Resettlement

To date, 230 households have been resettled at the Cinjira relocation site. It is expected that a further 19 households will be compensated and resettled during the remainder of 2012.

Plans are currently underway to bring the Twangiza North pit into production earlier than originally planned to take advantage of the generally higher grades available from this resource. It is management’s intent to increase the direct involvement and control of the local and traditional authorities in the resettlement process in order to expedite the compensation and relocation exercise. Towards this end and thereafter, relocation sites will be determined by local and traditional authorities and the construction of Banro-funded primary dwellings will be under their direct control. The disbursement of funds will take place at pre-determined points of construction progress.

•	Mine Infrastructure

The new fuel storage facility was completed and commissioned at the end of August.

Previously, the maintenance of mobile equipment was conducted at a temporary mobile workshop located 8 kilometers downhill from the Twangiza Main open pit. Management decided to move this facility to a position immediately adjacent to Twangiza Main, thereby eliminating the 16 kilometer round trip to the previous workshop site, and this exercise is expected to be completed in November of 2012. In addition, the designs of a new warehouse and a permanent mobile workshop were completed in September, and these are expected to be commissioned by the second half of 2013, which will result in a compact and fully equipped mining site.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

•	Accommodation

Several new high quality brick-built rooms were completed at the Top Camp, sited immediately above the plant area. Plans are underway to systematically replace the existing pre-fabricated accommodation units at this camp with double story brick units to facilitate the transfer of staff currently housed at the Bottom Camp to the highly secure Top Camp.

•	Tailings Management Facility

Construction work associated with the front wall was halted during the dry season, leaving the height of the wall 5 metres below the planned two year elevation. In dry conditions, activity was switched to the downstream side of the wall, where excavations were focused on the removal of alluvial material (of good grade) and the placement of the sand and pipe under-drains to enable the extension of the wall toe to its five year position. This will considerably extend space for waste dumping as the dam wall effectively acts as the single waste dump for the operation. Work towards elevating the wall height will recommence in November.

•	Management and Supervisory Personnel

During the third quarter of 2012, considerable changes in personnel took place aimed at introducing experienced operating personnel to the Twangiza Gold Mine and transferring some construction specialists from the Twangiza Gold Mine to the Namoya mine development project. This is expected to facilitate the establishment of steady state operations at design capacity, and to implement the measures necessary to establish operational security and expansion.

NAMOYA MINE DEVELOPMENT

Construction activities at the Namoya mine site significantly increased during the third quarter of 2012 as management intends to utilize the dry season to mobilize mine development activities. The following progress has been made in the key areas indicated below with respect to the construction of the Namoya mine:

•	Mechanical & Other Equipment

Orders for all long lead mechanical equipment have been placed with sea freighting commencing at the end of the third quarter of 2012. 90% of all earthmoving equipment has been delivered to site since the beginning of the third quarter of 2012. Two additional 670 excavators are due to be delivered during the fourth quarter of 2012. The Baraka and Kavumu transit facilities have been fully upgraded to help better facilitate the inflow of equipment and materials.

•	Resettlement

Mobilization of the four local construction companies was completed during the month of July 2012, and the resettlement housing construction commenced during the second month of the third quarter of 2012. There are currently 124 houses in various stages of completion. Construction work is on schedule for completion in the first quarter of 2013 to enable block resettlement of the affected community in line with the pre-strip and mine development schedule.

•	Access Roads

An additional team was added to the Main Access road construction teams making four teams on road construction. 80% of the Main Access road was completed at the end of the third quarter of 2012. The heap leach perimeter road is completed while progress is also being made on the plant site perimeter road with the continued clearing of surrounding bush. Access road to the tailings dam site is 80% completed.

•	Accommodation

Terracing work, including pushing, leveling and compaction of in-situ and loose soil, is 100% completed. Construction of the operator’s, security and mine police camps are on-going. 40% of accommodation at the operator’s camp is completed to date.  Progress is also well made with the establishment of the kitchen, clinic, laundry, water treatment and power plant. 30 buildings out of a total 32 at the operators camp are in various stages of completion. Earthworks at the mine village are set to begin in the fourth quarter of 2012.

•	Engineering Design & Earthworks

All long reach drilling, auger drilling and test pits for the geotechnical survey, including all standard percussion tests, have been completed on site under observation of an independent geotechnical consultant. The drilling and samples cover all areas of the plant including the primary crusher area and heap leach pads and ponds. Finalization of earthworks designs will be forthcoming on a progressive basis. All conveyor designs have been completed and certified drawings for key equipment, such as the primary crusher, vibrating feeders, and apron feeder, have been provided allowing for the detailed civil and structural designs to commence.

•	Metallurgical Plant and Production Infrastructure Construction

Civil work for the first phase of the production infrastructure comprising the administration building, training school, engineering workshop and mine stores commenced toward the end of the third quarter 2012 with partial completion expected during the fourth quarter of 2012. Earthworks progressed during the third quarter of 2012 that will enable commencement of the civil works for the metallurgical plant during the fourth quarter of 2012.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

•	Tailings Management Facility

The construction of the tailings dam access road is 80% complete. The design of the tailings management facility is also 80% complete with all geotechnical work fully completed. Additional test work is underway to determine the final size of this facility.

•	Personnel Resourcing

As activities increase in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction.

EXPLORATION

(i) Twangiza Property

Regional exploration work carried out at Twangiza during the nine months ended September 30, 2012 focused on the Ntula and Luntukulu prospects. This included trenching and geological mapping in tandem with rock chip and channel sampling. Offsite efforts focused on the interpretation of field data and analytical results, updating of geological maps, and planning of the drilling program for Kaziba. The Mufwa regional work was put on hold until further consultation with all stakeholders had been completed.

During the third quarter of 2012, four new trenches totaling 760.25 metres were completed east of the Ntula and Mugugwa areas. Four trenches totaling 320.30 metres were completed at the Namadava and Kichembe Workings. All trenching efforts were aimed at testing the strike extension of the mineralized zones intersected in previous trenches.

Geological mapping in tandem with rock chip/channel sampling continued during the reporting period in workings within the Ntula, Luntukulu, and Mugugwa areas. The mapping program aims to enhance the understanding of the style of the mineralization and to generate additional targets around the workings.

Additional information regarding Twangiza is included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(ii) Namoya Project

Field work at Namoya during the nine months ended September 30, 2012 focused on:

•	Exploration drilling at Namoya Summit-Filon B, Namoya Summit extension, Filon B, Kangurube and Seketi;

•	Resource drilling at the Kakula and Muviringu prospects;

•	Infill resource drilling on the Namoya Summit and Muviringu deposits;

•	Geotechnical drilling for construction site investigations;

•	Drill core sampling for bottle roll metallurgical test work as part of the efforts to advance the Seketi prospect resources;

•	Sampling of fresh mineralized core intersections for metallurgy test work; and

•	Drill sites preparation at Namoya Summit extension, Namoya Summit-Filon B, Kakula, Muviringu, Seketi, Namoya Summit, and Mwendamboko.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Exploration drilling of 50 diamond drill holes totaling 4,189.89 metres was completed at the plant infrastructural sites, Namoya Summit extension, Filon B, Seketi, and Kangurube prospects. A total of 2,554 drill core samples representing 2,416.11 metres of drilling during the third quarter have been sent for sample preparation and analysis. In addition, seven Standard Penetration Test samples were collected for further laboratory testing and analysis.

Additional samples for metallurgical test work for the hybrid heap leach and gravity process option are underway at the SGS South Africa (Pty) laboratory in Johannesburg, South Africa, in order to optimise the positive results of that treatment process.

The primary goal of the 2012 exploration program is to outline additional mineral resources to expand the current resource base of Namoya. During the fourth quarter of 2012, the program will focus on:

(a) refining the geological model and updating the resource estimates;

(b) further exploration drilling on the Filon B prospect, Namoya Summit-Filon B area and Kangurube;

(c) commencing deep drilling on the Namoya Summit prospect; and

(d) geotechnical drilling and site investigation studies of the plant and other infrastructural sites, including sterilization and ground water drilling.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iii) Lugushwa Project

The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources, as well as the targeting of higher grade oxides prior to the completion of the mineral resource update. An increased amount of metallurgical test work was also carried out during the nine months ended September 30, 2012.

Field activities in 2012 have focused on:

•	Infill and follow-up auger drilling program at the G7-Mapale, G8-Kolo and Carrière A prospects, D18-19 deposit and Kabonzo-Miasa target.
•	Surface mapping and channel sampling at the G8-Kolo and Carrière A prospects and at the D18-19 deposit.
•	Surface mapping with a heavy mineral and channel sampling program along anomalous stream catchments in the Kabonzo-Miassa area.
•	Surface mapping concurrent with stream sediment sampling, rock chips and channel sampling in the Kabikokole and Kamwanga targets.

During the third quarter of 2012, a total of 43 diamond holes totalling 4,067.95 metres were completed. A total of 24 auger holes were completed from which 120 auger samples, equivalent to 860 metres of augering, were collected. One channel totaling 12 metres were completed from which 346 channel samples were collected.

During the fourth quarter of 2012, the exploration program at Lugushwa will focus on:

(a)	continued diamond drilling at the D18-19 deposit;

(b)	commencing drilling at G7-Mapale, G8-Kolo, and Kimbangu prospects; and

(c)	commencing an IP survey program in the G7-Mapale area.

The bulk of the proposed exploration work for the remainder of 2012 at the Lugushwa project will focus on the interpretation of drilling results as well as the preparation of the drilling program aimed at following up on new target areas prior to the commencement of the resource update. Thereafter an infill oxide drilling program will be implemented to better define resource potential at Lugushwa There will also be a refocus of regional exploration towards the southern part of the concession which has the most favourable and consistent results. Once the resource update is completed, the Company intends to undertake a preliminary economic assessment at Lugushwa.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

(iv) Kamituga Project

Exploration activities at Kamituga were focused on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; (b) exploration drilling at the Little Mobale open pit to identify bulk tonnage resources, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stock works, and (c) continued exploration drilling at the Kibukila prospect.

During the third quarter of 2012, a further two RC drill holes totaling 257 metres were completed and 267 samples were generated as a result. An additional 15 diamond drill holes totalling 2,128.85 metres were also completed during the third quarter. 20 trenches totaling 750.50 metres were excavated and 784 samples were collected in the Filon20, Kalingi, Kibukila, G15, Kobokobo and Bitanga prospects.

Gridding and soil sampling activities continued with the objective of covering the south-western part of the concession as an extension to the current Kamituga soil geochemistry coverage. The area was prioritized due to an open ended soil anomaly through the southwest of the existing grid. In total, 12.16 lines km of grid were opened and 286 soil samples and four rock chip samples were collected in the Kobokobo prospects on a 160metre x 40metre grid pattern.

During the fourth quarter of 2012, the exploration program at Kamituga will focus on:

(a)	continued diamond drilling at the Kibukila and Filon20 prospects;

(b)	commencing drilling at the Kobokobo prospect; and

(c)	continuing the soil geochemistry program in the southwest of the central Kamituga grid (Kobokobo).

(v) Regional Exploration Projects

SRK Consulting (UK) Ltd. (“SRK”)carried out qualitative interpretation and target generation work in 2009 on the exploration licences. The report by SRK was very qualitative and was based on the magnetic and radiometric data signatures on a large scale only. No quantitative interpretation was done. In 2012, Spectral Geophysics was mandated to carry out quantitative reinterpretation of the airborne data to generate additional targets. By applying various filters and transformations to the data one could detect very subtle structures associated with the mineralization. Results of the re-interpretation work will be available in the fourth quarter 2012.

Qualified Persons

Daniel K. Bansah, the Company's Vice President, Exploration, and Colin Belshaw, the Company’s Vice President, Operations, each of whom is a "qualified person" as such term is defined in National Instrument 43-101, have reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

RESULTS OF OPERATIONS

For the nine-month period ended September 30, 2012, the Company reported a net loss of $10,435, or $0.05 per share, compared to a net loss of $6,441, or $0.04 per share, reported for the same period in 2011. For the three-month period ended September 30, 2012 the Company reported a net loss of $2,794, or $0.01 per share, compared to a net loss of $2,805, or $0.01 per share, reported for the same period in 2011. During the three and nine-months ended September 30, 2012, significant changes in operating income and expenses occurred as a result of the Twangiza mine commencing commercial operations as described below as compared to the corresponding periods of 2011:

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Production revenue

Upon declaring commercial production at its Twangiza mine effective September 1, 2012, the Company commenced recognizing production revenue from its mine operations. There are no available comparative figures for the three and nine month periods ending September 30, 2012 as the Company did not have any operating mines in the commercial production phase in the corresponding periods in 2011. All pre-production revenue has been recognized as a reduction of expenses capitalized to the mine under construction asset on the Company’s statement of financial position. During the month of September 2012, the Company sold 5,123 ounces of gold and realized gross revenues of $8,692.

Mine operating costs

As per the description above, there are no available comparative figures for the three and nine months ended September 30, 2012 as the Company did not have any operating mines in the commercial production phase for the corresponding periods in 2011. Mine operating costs for the month of September 2012 were as follows:

$
Raw materials and consumables	(2,722)
Salaries	(1,065)
Contractors	(1,004)
Other	(761)
(5,552)

General and administrative expenses

General and administrative expenses increased to $3,141 and $10,020 for the three and nine month periods ending September 30, 2012, respectively, compared to $2,035 and $6,999 incurred during the same respective periods in 2011. Details of changes in the general and administrative expenses category are as follows:

Consulting, management and professional fees

Consulting, management and professional fees decreased to $139 and $648 for the three and nine month periods ending September 30, 2012, respectively, compared to $369 and $1,262 incurred during the same respective periods in 2011. The decrease in expenses within this category was primarily due to higher accounting and legal-related fees in 2011 with respect to the Company’s transition to International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The Company also incurred higher consulting fees during the first nine months of 2011 in connection with the Company’s strategic planning.

Employee Benefits

Employee benefits increased to $1,940 during the first nine months of 2012 from $1,715 incurred during the same period in 2011, mainly as a result of employee benefit readjustments in light of the Company’s transition from developer to producer. However, employee benefits decreased to $520 in the third quarter of 2012 as compared to $579 during the third quarter of 2011 due to the reallocation of shared expenses with related companies during the period.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the three and nine month periods ended September 30, 2012 increased to $2,004 and $5,150, respectively, from $611 and $1,987 recorded during the respective corresponding periods in 2011 as a result of additional stock options issued to employees, directors and officers of the Company during the nine month period ended September 30, 2012, as well as the inclusion of share-based compensation that was formerly capitalized to the mines under construction asset on the Company’s statement of financial position.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Travel and promotion

Travel and promotion expenses incurred for the three month period ended September 30, 2012 decreased to $175 from $274 for the corresponding period in 2011. Travel and promotion expenses for the nine month period ended September 30, 2012 increased to $1,213 from $966 for the corresponding period in 2011. This increase was due to a greater frequency of visits to the Company’s projects in the DRC and increased investor relations activities during the first nine months of 2012 as compared to the same period in 2011.

Interest and bank expenses

The Company incurred interest and bank expenses of $660 and $1,516 for the three and nine month periods ended September 30, 2012, respectively, compared to $12 and $35 incurred during the respective corresponding periods in 2011. The increase in this category is mainly due to interest expenses accrued during the first two quarters of 2012 in relation to the $175,000 debt financing completed by the Company in March 2012.

Foreign exchange gain (loss)

The Company recorded foreign exchange gains of $254 and $241 during the three and nine month periods ended September 30, 2012, respectively, compared to a foreign exchange loss of $778 and a foreign exchange gain of $387 recorded during the respective corresponding periods in 2011. The foreign exchange loss (gain) recorded is mainly the result of fluctuations in the value of the United States dollar relative to the Canadian dollar for the three and nine-month periods ended September 30, 2012 compared to the corresponding periods in 2011.

Exploration and evaluation expenditures

During the first nine months of 2012, the Company incurred exploration and evaluation expenditures of $25,882 (compared to $20,615 for the corresponding period in 2011) capitalized as exploration and evaluation assets in the Company’s interim condensed consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

	For the nine month periods ended
	September 30, 2012	September 30, 2011
Twangiza project	$4,674	$5,976
Namoya project	8,035	7,703
Lugushwa project	6,627	5,130
Kamituga project	6,503	1,757
Banro Congo Mining SARL	43	49
Total	$25,882	$20,615

Mine development expenditures

During the first nine months of 2012, the Company incurred development expenditures of $152,636, offset by pre-commercial production revenues of $68,112, with respect to the construction of the Company’s Twangiza mine and the development of the Namoya mine, capitalized in the interim condensed consolidated statement of financial position as Mines under construction.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

	Twangiza Mine	Namoya Mine	Total
	$	$	$
Mine development expenditures	74,804	77,832	152,636
Pre-production commercial revenue	(68,112)	-	(68,112)
Total	6,692	77,832	84,524

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2012. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

	2012	2012	2012	2011
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Revenues (1)	$8,692	$-	$-	$-
Net loss	$(2,794)	$(4,171)	$(3,470)	$(2,883)
Net loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.02)

	2011	2011	2011	2010
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	$(2,805)	$(2,104)	$(1,533)	$(1,685)
Net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

(1)	Revenues represent one month of commercial production at Twangiza, starting September 1, 2012.

The Company’s net loss of $2,794 incurred during the third quarter of 2012 was lower than the net loss of $4,171 recorded during the second quarter of 2012 primarily as result of earnings from mining operations of $702 realized following the Company’s declaration of commercial production in September 2012 and foreign exchange gains of $254. In addition, the net loss recorded during the third quarter of 2012 was impacted by higher share-based compensation expense of $2,004 compared to $1,794 recorded during the previous quarter. The Company recorded a loss of $4,171 for the three month period ended June 30, 2012, which was higher than the loss recorded for the first quarter of 2012 of $3,470primarily due to higher interest of $533 in relation to the long-term debt as compared to the first quarter ($178). During the first quarter of 2012, the Company recorded a loss of $3,470 which, as compared to the fourth quarter of 2011, was impacted primarily by increased share-based payment expense, travel and promotion as well as interest and bank expenses while employee benefits decreased as the employees benefits recorded during the fourth quarter of 2011 included year end performance bonuses. In addition, a lower exchange gain of $88 was recorded in the first quarter of 2012 compared to a foreign exchange gain of $267 that was recorded in the fourth quarter of 2011. During the fourth quarter of 2011, the Company recorded a loss of $2,883 which was consistent with the loss recorded in Q3 of 2011. During the three month period ended September 30, 2011, the Company incurred a net loss of $2,805 which was significantly impacted by a change in exchange rates and a high volume of cash transactions in various currencies resulting in a foreign exchange loss. The Company recorded a net loss of $2,104 during the second quarter of 2011 which was greater than the net loss of $1,533 during the first quarter of 2011 mainly due to increased employee benefits and stock-based compensation expenses recorded during the second quarter of 2011. The Company’s net loss of $1,533 recorded during the first quarter of 2011 did not significantly vary compared to a net loss of $1,685 incurred in the previous quarter.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2012, the Company had cash and cash equivalents of $63,443 compared to $9,696 as at December 31, 2011. The Company’s liquidity position significantly improved in the first quarter of 2012 as the Company completed its Offering in March 2012 wherein the Company received $175,000 in exchange for the issuance of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017, and 8,400 Warrants.

In December 2011, the Company’s DRC subsidiary, Twangiza Mining SARL, established a line of credit facility with a bank in the DRC (the “Line of Credit”). The Line of Credit was a nine month line of credit facility with a maximum drawdown available of $15,000. The full amount had been drawn down early in 2012 and, as of the date of this MD&A, the Line of Credit and all accrued interest thereon has been fully repaid.

During the nine-month period ended September 30, 2012, the Company spent $23,275 in cash for exploration and evaluation expenditures and $43,728 in cash (net of pre-production revenues) for the development of the Twangiza and Namoya mines (compared to $19,737 spent on exploration and evaluation expenditures and $89,414 spent on the development of the Twangiza mine during the nine-month period ended September 30, 2011). In addition, during the first nine months of 2012 the Company spent $15,018 on capital assets (compared to $2,601 spent during the same period in 2011) to carry on its projects in the DRC.

The current overall capital cost estimate for the Company’s Namoya mine development project is approximately $185,000, including contingencies of $6,750. Up to September 30, 2012, approximately $77,832 has been spent to advance the Namoya mine development project.

Based on existing cash on hand, together with the revenues expected to be earned from the Company’s Twangiza mine, and as a result of production delays experienced during 2012 related to Twangiza plant mechanical challenges, the Company is considering measures to ensure that it has sufficient funds to fulfil all its objectives for 2012 and 2013 without having to change the current allocation of resources.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as of September 30, 2012 are described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$463	$174	$289	$-	$-
Long-term debt	$175,000	$-	$-	$175,000	$-
Long-term debt interest	$78,750	$17,500	$52,500	$8,750	$-

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements is included in the following notes:

Estimates:

Environmental rehabilitation provision

The Company’s operations are subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements. As at September 30, 2012, the Company recorded a provision for mine rehabilitation of $777. This provision is calculated at the net present value of the future expected cash outflows using the prevailing interest rate in the Congo of $16%, a mine life of 10 years, and estimated future cash costs of $3,385.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mines under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the nine-month periods ended September 30, 2012 and September 30, 2011 included:

Nine months ended	September 30, 2012	September 30, 2011
Risk free interest rate	0.98% - 1.91%	1.09% - 2.31%
Expected life	3 years	3 years
Annualized volatility	59.78% - 77.17%	85.32% - 92.12%
Dividend yield	0.00%	0.00%
Forfeiture rate	1.00%	2.00%
Grant date fair value	$1.22 - $2.29	$1.19 - $2.55

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Depreciation of mining assets

Upon commencement of commercial production, the Company will apply the units of production method for amortization of its mine assets based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Judgments:

Commercial Production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including when the mine is substantially complete and ready for its intended use . The results of operations of the Company during the periods presented in the Interim Financial Statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive loss during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), effective for annual periods beginning on or after January 1, 2013. The interpretation clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The interim consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not currently enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 21(c) of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the DRC and South Africa. The sale of gold exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers, covering some exposure through receivables insurance, documentary credit and seeking prepayment or other forms of payment security from customers with an unacceptable level of credit risk. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. See Note 21(d) of the Interim Financial Statements for additional details.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt, all other financial obligations of the Company including accounts payable of $47,845, accrued liabilities of $3,506, and due to related parties of $47 are due within one year.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 14, 2012, the Company had outstanding 201,882 common shares, stock options to purchase an aggregate of 14,800 common shares, 8,400 Warrants and broker warrants to purchase an aggregate of 945 common shares.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above (which includes remuneration of key management personnel that has been capitalized to the mines under construction and exploration and evaluation assets), during the three and nine month periods ended September 30, 2012 and 2011 was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	$	$	$	$
Short-term employee benefits	789	686	5,395	2,182
Other benefits	25	15	78	48
Employee retention allowance	80	125	150	209
Share-based payments	-	-	9,018	127
	894	826	14,641	2,566

During the three and nine months ended September 30 2012, directors fees of $63 and $200, respectively, (three and nine months ended September 30, 2011 - $56 and $169) were paid to non-executive directors of the Company.

a)	Other Related Parties

During the three and nine month periods ended September 30, 2012, legal fees of $29 and $696, respectively, (three and nine months ended September 30, 2011 - $84 and $343), incurred in connection with the Company’s debt financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at September 30, 2012, the balance of $47 (December 31, 2011 - $23) owing to this legal firm was included in due to related parties in the interim condensed consolidated statement of financial position.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

During the three and nine month periods ended September 30, 2012, the Company incurred common expenses of $100 and $237, respectively, (three and nine months ended September 30, 2011 - $90 and $147) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at September 30, 2012, an amount of $225 (December 31, 2011 – $166) owing from Loncor was included in due from related parties in the interim condensed consolidated statement of financial position.

During the three and nine month periods ended September 30, 2012, the Company incurred common expenses of $125 and $317, respectively, (three and nine months ended September 30, 2011 - $31 and $56) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at September 30, 2012, an amount of $8 (December 31, 2011 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statement of financial position.

As at September 30, 2012, an amount of $6 (December 31, 2011 - $6) was due to Delrand Resources Limited (“Delrand”), a corporation with common directors. Amounts due to Delrand are included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

OTHER RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

In March 2012 the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

As is typically the case with the mining industry, no assurances can be given that future gold production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change. The Company cannot give any assurance that it will achieve its production estimates. Actual production may vary from estimates for a variety of reasons, including the following: accidents; equipment failures; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; shortages of principal supplies needed for operations; strikes and other actions by labour; and regulatory restrictions imposed by government agencies.

Banro Corporation
Interim Management’s Discussion and Analysis - Third Quarter 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

All of the Company's properties, other than Twangiza, are in the exploration or development stage only and have not commenced commercial production. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. Having regard to the Company’s properties other Twangiza, it is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration, development and, if applicable, mining of its properties is subject to all of the hazards and risks normally incident to gold exploration, development and mining any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the three and nine month periods ended September 30, 2012, the Company recorded foreign exchange gains of $254 and $241, respectively, (three and nine month periods ended September 30, 2011 – foreign exchange loss of $778 and foreign exchange gain of $387, respectively), due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 26, 2012 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2011, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company’s disclosure controls and procedures during the nine month period ended September 30, 2012, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2011, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the nine month period ended September 30, 2012, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.